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03013783

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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[A]NNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 43895

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Greentree Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 McLauglin Run Road; Suite 200 (p.O. Box 88)
(No. and Street)

Bridgeville, (City) PA (State) 15017-0088 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin P. Biber (412) 221-9250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Labriola Neighbors, LLP
(Name – *if individual, state last, first, middle name*)

Abele Business Park; 60 Abele Road; Suite 1103; Bridgeville, PA 15017
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 3 2003
WASH. D.C.
208

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/20

OATH OR AFFIRMATION

I, Kevin P. Biber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greentree Investment Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Notarial Seal
Bobbie Jo Makrush, Notary Public
Bridgeville Boro, Allegheny County
My Commission Expires June 2, 2003

Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENTREE INVESTMENT SERVICES, INC.

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

FINANCIAL STATEMENTS

LABRIOLA NEIGHBORS LLP
CERTIFIED PUBLIC ACCOUNTANTS

LABRIOLA NEIGHBORS LLP

CERTIFIED PUBLIC ACCOUNTANTS

JOSEPH P. LABRIOLA, CPA, CFE
L. THEODORE NEIGHBORS, CPA, ABV

ABELE BUSINESS PARK
60 ABELE ROAD, SUITE 1103
BRIDGEVILLE, PENNSYLVANIA 15017

TELEPHONE (412) 257-9920
FACSIMILE (412) 257-9923

February 12, 2003

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Greentree Investment Services, Inc.:

We have audited the accompanying balance sheets of Greentree Investment Services, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greentree Investment Services, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Labriola Neighbors LLP

GREENTREE INVESTMENT SERVICES, INC.

BALANCE SHEET

DECEMBER 31

ASSETS

	2002	2001
Cash and cash equivalents	$ 4,811	$ 181
Short-term investments	32,182	35,222
Receivables	3,786	2,573
Total current assets	40,779	37,976
Computer equipment	1,276	1,276
Less: Accumulated depreciation	(1,276)	(1,276)
Total assets	$ 40,779	$ 37,976

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

	2002	2001
Accounts payable	$ 5,842	$ 3,550
Total current liabilities	5,842	3,550

STOCKHOLDER'S EQUITY

	2002	2001
Common stock - no par value - $1 stated value (1,000 shares authorized, 658 issued and outstanding)	658	658
Paid in capital	65,142	65,142
Retained earnings (loss)	(30,863)	(31,374)
Total stockholder's equity	34,937	34,426
Total liabilities and stockholder's equity	$ 40,779	$ 37,976

GREENTREE INVESTMENT SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31

REVENUE

	2002	2001
Commission income	$ 107,156	$ 63,792
Interest and investment income net (Note 2)	(3,008)	(2,201)
Other income		86
Total revenues	104,148	61,677

EXPENSES

	2002	2001
Salaries and benefits	8,949	15,733
Employment taxes	1,104	1,847
Communication	4,243	4,119
Commission	49,738	2,013
Registration	941	(676)
Quote expenses	4,208	4,327
Office supplies and administrative	10,032	13,426
Leased equipment	2,162	3,469
Automobile expense	9,006	6,062
Advertising	244	251
Employee benefits	1,871	1,594
Dues	2,999	2,829
Travel & entertainment	3,790	6,393
Professional services	4,000	
Other	350	883
Total expenses	103,637	62,270
Income gain (loss) before income taxes	511	(593)
Income taxes (Note 3)		
Net income (loss)	511	(593)
Retained earnings – beginning of year	(31,374)	(30,781)
Retained earnings – end of year	$ (30,863)	$ (31,374)

GREENTREE INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance at beginning of period	$658	$65,142	$(31,374)	$34,426
Net income			511	511
Balance at end of period	$658	$65,142	$(30,863)	$34,937

GREENTREE INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

	2002	2001
Cash flows from operating activities:		
Net gain (loss)	$ 511	$ (593)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Decrease in investments	3,040	2,206
Decrease (increase) in receivables	(1,213)	3,410
Increase (decrease) in accounts payable	2,292	(4,882)
Net increase in cash	4,630	141
Cash and cash equivalents - beginning of year	181	40
Cash and cash equivalents - end of year	$ 4,811	$ 181

GREENTREE INVESTMENT SERVICES, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Greentree Investment Services, Inc. is a corporation that operates to provide securities broker-dealer services under the regulation of National Association of Securities Dealers (NASD), Securities and Exchange Commission (SEC) and various states securities laws. Greentree Investment Services, Inc. commenced operations on May 21, 1991. The Company received approval of the regulatory authorities and began processing transactions effective January 2, 1992.

RECOGNITION OF REVENUE AND EXPENSES

Commission income is recognized when transactions are completed. Expenses are recognized when the liability is incurred.

USE OF ESTIMATES

The financial statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's best estimates and judgements.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash held in checking and money market accounts. Management believes the Company is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 2 - INVESTMENTS

2002	Cost	Market
NASD Stock	$ 5,200	$ 5,200
NASD Warrants	20,100	20,100
Fidelity ADV Equity Growth Class T	10,959	6,882
	$ 36,259	$32,182

Unrealized depreciation of $3,040 was recognized in the year ended December 31, 2002.

2001	Cost	Market
NASD Stock	$ 5,200	$ 5,200
NASD Warrants	20,100	20,100
Fidelity ADV Equity Growth Class T	10,959	9,922
	$ 36,259	$35,222

Unrealized depreciation of $2,217 was recognized in the year ended December 31, 2001.

NOTE 3 - INCOME TAXES

At December 31, 2002 a net operating loss carryfoward was available for use in offsetting current year federal and state income tax. At December 31, 2002, net operating loss carryforwards of $18,000 for federal income taxes and $11,000 for state income taxes are available to offset future years taxable income.

Since a loss was experienced in 2001, no federal or state income taxes were payable. This loss can be used to offset taxable income in future years. At December 31, 2001, net operating loss carryforwards were available to offset future federal income tax of approximately $21,000, and $14,000 was available for state income taxes.

Federal carryforwards can be utilized through 2016. The state carryforwards can be utilized through 2011.

NOTE 4 - LEASE OF AUTOMOBILE

Greentree Investment Services, Inc. leases an automobile. Future minimum lease payments are as follows:

2003	$4,800

NOTE 5 - RELATED PARTY TRANSACTIONS

Greentree Investment Services, Inc. rents office space from its stockholder. The rental payments were $7,332 in 2002. Payments of $7,052 were made in 2001.

Greentree Investment Services, Inc. leases an automobile from its stockholder. The lease payments amounted to $4,800 and $3,200 in the years ended December 31, 2002 and 2001, respectively.

GREENTREE INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2002

	Focus Report	Audit Adjustments*	Audited Financial Statements
Total Ownership Equity	$ 34,937		$ 34,937
Total Non-Allowable Assets	(25,300)		(25,300)
Net Capital before Haircuts	9,637		9,637
Haircuts on Trading & Investment Securities	(1,089)		(1,089)
Net capital	8,548		8,548
Minimum Dollar Requirement	(5,000)		(5,000)
Excess Net Capital	$ 3,548		$ 3,548
Total Aggregate Indebtedness	$ 5,842		$ 5,842
Percentage of Aggregate Indebtedness to Net Capital	68.34%		68.34%

* No audit adjustments were required at December 31, 2002.

Greentree Investment Services, Inc. is exempt from Rule 15c-3-3 under exemption 15c-3-3(k)(2)(ii).

Rule 15c-3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

LABRIOLA NEIGHBORS LLP

CERTIFIED PUBLIC ACCOUNTANTS

JOSEPH P. LABRIOLA, CPA, CFE
L. THEODORE NEIGHBORS, CPA, ABV

ABELE BUSINESS PARK
60 ABELE ROAD, SUITE 1103
BRIDGEVILLE, PENNSYLVANIA 15017

TELEPHONE (412) 257-9920
FACSIMILE (412) 257-9923

February 12, 2003

SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and Shareholder of Greentree Investment Services, Inc.:

We have audited the financial statements of Greentree Investment Services, Inc. as of December 31, 2002 and for the year ended December 31, 2001 and have issued our report thereon dated February 12, 2003.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

The management of Greentree Investment Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

In planning and performing our audit of the financial statements of Greentree Investment Services, Inc. for the year ended December 31, 2002, we obtained an understanding of the internal control structure. With respect to the internal control structure, we obtained an understanding of the design of relevant policies and procedures and whether they have been placed in operation, and we assessed control risk in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide an opinion on the internal control structure. Accordingly, we do not express such an opinion.

Board of Directors
Greentree Investment Services, Inc.
Page 2

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We noted no matters involving the internal control structure and its operations that we consider to be material weaknesses as defined above.

Labole Neighbors LLP